Exhibit 99.4

CONSENT OF JEFFREY Cassoff

July 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

I, Jeffrey Cassoff, hereby consent to

1.	the inclusion in this current report on Form 6-K of those portions of the scientific and technical information for which I was involved in the preparation contained in the Company’s Material Change Report dated July 28, 2022 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

2.	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Jeffrey Cassoff
Jeffrey Cassoff